Suite 2400865 South Figueroa StreetLos Angeles, CA 90017-2566 Marcus Williams (213) 633-6838 tel 213.633.6899 fax MarcusWilliams@dwt.com

December 28, 2018

VIA EDGAR SUBMISSION

Division of Corporation Finance
Securities and Exchange Commission
Attn: Heather Clark
Attorney-Advisor
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Pope Resources, A Delaware Limited Partnership
Form 10-K for the year ended December 31, 2017
File No. 001-09035

Dear Ms. Clark:
We are in receipt of a copy of your letter dated December 17, 2018, to Mr. Daemon Repp regarding the above referenced filing, which was filed with the Securities and Exchange Commission on March 2, 2018 (the “Report”). We represent the registrant, Pope Resources, A Delaware Limited Partnership (the “Partnership”).
Set forth below are your comments followed by our response on behalf of the Partnership.
We note your presentation of various measures (e.g., revenue, operating income and harvest volume) on a look-through basis. On page 4, you indicate [that] this represents the combination of the Partnership’s tree farms and its 20%, 5% and 15% ownership interest in Fund II, Fund II[I] and Fund IV [(collectively the “Funds”)], respectively. On page 27, you indicate [that] the depiction reflects an adjustment to the GAAP financial items. The measures presented on a look-through basis appear to represent non-GAAP financial measures as defined by and subject to the provisions of Regulation G and Item 10(e) of Regulation S-K.
Further, we note that the Funds are considered to be variable interest entities for which the Partnership is the primary beneficiary. Considering that the Funds are consolidated into the Partnership’s financial statements as the Partnership has the authority to direct the activities that most significantly impact the economic performance, as well as the right to receive benefits and obligation to absorb losses that could potentially be significant to the Partnership, presenting non-GAAP measures on an other than consolidated basis could

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December 28, 2018

violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the SEC’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures and tell us how you have considered this guidance.
We are familiar with and have again reviewed the cited regulation and with the referenced C&DI. Rule 100(b) of Regulation G provides that a registrant may not “make public a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion [thereof], contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.”
We acknowledge that a registrant may not present a non-GAAP performance measure that is adjusted to accelerate revenue that is recognized ratably over time, and we acknowledge that non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G. We further recognize that other measures that use individually tailored revenue recognition and measurement methods for financial statement line items other than revenue may also violate the cited regulation.
The additional information in the Report is intended to assist an investor in understanding the Partnership’s respective share of the operations of the Funds. We respectfully contend after further review in light of your comment that the non-GAAP measures are not misleading. C&DI 100.04 appears to have arisen in the context of a disclosure that had the effect of overstating revenue or accelerating the recognition thereof. The disclosures in the Report are unrelated to revenue recognition timing and have exactly the opposite effect on results: because the Partnership controls the Funds, GAAP consolidation principles require the Partnership to report assets, liabilities, revenues and expenses of the Funds as being owned by the Partnership. See ASC 810-10-05 and ASU 2015-02. The disclosures in the Report do not change the timing or methodology for recognizing revenue as compared to the consolidated financial results. Rather, they merely reflect the Partnership’s share of the Funds’ revenue based on its ownership interest in each of the Funds.
However, we respectfully contend that in addition to presenting the full consolidation of the Funds, by also presenting the additional information we are giving readers a sense of the effect of the minority interests the Partnership holds in each of the Funds. While the consolidation principles, including application of the minority interest discounts, are discussed elsewhere in the Report, we believe that the look-through information as presented in the Report offers information that would otherwise be impossible to calculate. We further believe that this presentation is not misleading within the meaning of Rule 100(b) of Regulation G (or otherwise), in no small part because the look-through information tends to reduce, rather than inflate, the consolidated data.
Accordingly, the Partnership respectfully contends that the look-through information presented in the Report is not misleading and is thus consistent with the requirements of Regulation G and C&DI 100.04.
This comment is also applicable to the extent these measures are presented in your earnings releases filed on Form 8-K.

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For the reasons explained above, and because the Partnership’s earnings releases apply look-through principles on a more limited but substantially consistent basis with the foregoing, we respectfully contend that the Partnership’s earnings releases are similarly compliant.
***
Thank you for providing the Partnership with the opportunity to respond to your comments. The Partnership acknowledges that it and its management are responsible for the accuracy and adequacy of all their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please contact me at (206) 757-8170 with any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.
Very truly yours,
Davis Wright Tremaine LLP

/s/ Marcus J. Williams

Marcus J. Williams

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